
Mail Stop 3561

October 22, 2009

Via Fax & U.S. Mail

Mr. Bo Chen
Chief Executive Officer
Bodisen Biotech, Inc.
Room 2001, FanMei Building
No. 1 Naguan Zhengjie
Xi'an, Shaanxi 710068
People's Republic of China

>   **Re: Bodisen Biotech, Inc.**
>   **Form 10-K for the year ended Dec. 31, 2008**
>   **Form 10-K/A for the year ended December 31, 2008**
>   **File No. 000-31539**

Dear Mr. Chen:

　　　　We have reviewed your response and related amendments filed on September 15, 2009, and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

　　　　Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K/A for the year ended December 31, 2008

Management's Discussion and Analysis
Results of operations, page 18

1. Reference is made to your response to our prior comment 2. To facilitate the reader's understanding of your company, information similar to that provided to the staff should be included in your MD&A disclosures in future filings, as appropriate. The form and content of your response would be suitable for inclusion in a comparative discussion of revenues. It is clearer and more detailed than the revenue discussion in your current filing.

2. We note your response to our previous comment 4 and the related changes to your document. Further, we note your disclosure that bad debt recoveries in 2008 were approximately $3,300,000. However, it appears that the change in general and administrative expenses as a result of this reclassification was only $1,879,558. We assume that some of the $3.3 million in bad debt recoveries were previously classified as operating expenses. If our assumption is correct, please confirm. In addition, please explain how you distinguished between the bad debt recoveries previously classified as non-operating income and those apparently classified within operations. Alternatively, please explain this numerical discrepancy and clarify your disclosure.

Note 2 – Summary of Significant Accounting Policies
Accounts Receivable, page F-7

3. The schedules of accounts receivable that you provided as Exhibits A and B in response to our previous comment 5 did not show the age of the receivable, or indicate the accounts for which an allowance was established at the respective dates, as requested. Please revise these schedules to provide this information. In addition, we request a rollforward schedule of your allowance for doubtful accounts, which shows the beginning balance, additions, collections, write offs and other activity for each period.

4. As a related matter, we note that your stated revenue recognition policy represents that you recognize revenue when "collectability is reasonably assured." Given the apparent unpredictability of the recoverability of your receivables in recent periods, please tell us why you believe that you comply with SAB Topic 13-A-1 at the date of shipment to customer. Discuss the consideration given to FASB ASC 605-10-25-3 through 25-4. Support your apparent conclusion that you have a reasonable basis for estimating the degree of collectability.

Note 10 – Employee Welfare Plans, page F-16

5. Based upon your response to our previous comment 11, consideration should be given to revising your disclosure in future filings to state that your contributions to the plan are voluntary.

Form 10-Q for the quarterly period ended June 30, 2009
Note 5 – Marketable Security, page 12

6. We note that at year end you disclosed that the value of the marketable security was determined using the securities quoted market price from the stock exchange on which the security is traded, normally considered to be a Level 1 input. Please explain why you consider these inputs to be Level 2 inputs, or revise your disclosure accordingly.

Management's Discussion and Analysis
Results of operations, page 19

7. In your discussion of operating expenses, you state that the reduction in both selling and general and administrative expenses were due to the reduction in revenues during the past few years. Please expand your disclosure to detail the types of expenses that were reduced and the specific reasons for those reductions. For example, if you reduced the size of your staff during this time, you may have seen related reductions in payroll expenses. In addition, it was noted that the reduction in operating expenses was disproportionate to the decline in revenues. Therefore, your discussion should also explain whether the results for the periods under discussion represent a trend that can be expected to continue into future periods, and the reasons for your expectations.

Financial Statements

8. Reference is made to your discussion of non-operating expenses. As explained in our previous comment 4, it does not appear appropriate to include bad debt recoveries as a non-operating expense. In addition, we note you have corrected your accounting for these bad debt recoveries at Dec. 31, 2008. Please revise accordingly for all periods or tell us why these specific recoveries differ from those presented in prior filings. We would generally expect your accounting methodologies and classifications to be consistent from period to period.

Other Long-term Assets, page 12

9. Reference is made to your fiscal 2008 investment in "a Chinese company." In view of the significance of your equity income from this investment relative to pretax loss, you are subject to the disclosure requirements of Rule 8-03 (b) (3) of Regulation S-X with regard to your interim and annual financial statements on an ongoing basis. Please revise your Form 10-Q to provide this information. In addition, your future annual financial statements should include the disclosures required by FASB ASC 323-10-50-3c.

10. As a related matter, your MD&A section should address the nature of, and business reasons for, this investment. On an ongoing basis, please briefly discuss the business reasons for significant variances in your equity income from this investment.

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You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief